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                                                         SEC FILE NUMBER
                                                             1-9389
                                                --------------------------------
                                                          CUSIP NUMBER
                                                           124661 10 9
                                                --------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K  [ ] Form 20-K  [x] Form 10-Q  [ ] Form N-SAR
              [ ] Form N-CSR

For Period Ended:  February 28, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-K
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

ARROW INTERNATIONAL, INC.
Full Name of Registrant

        N/A
Former name if applicable

2400 BERNVILLE ROAD
Address of Principal Executive Office (Street and Number)

READING, PA  19605
City, State and Zip Code

PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 1-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

Arrow International, Inc. (the "Company") was unable to file its Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2005 (the ""Form 10-Q") by April 11, 2005 because the Company requires additional time to complete its review of certain financial information to be included in its consolidated financial statements reported in the Form 10-Q. This review has been delayed by the recent decision of the Company's Board of Directors, as announced on April 7, 2005, to discontinue the development, sales and marketing programs related to the Arrow LionHeart(R) Left Ventricular Assist System
(LVAS), as well as by the Company's need to complete its analysis of the accounting treatment related to its U.S. shipping terms, as discussed in its March 21, 2005 press release announcing its preliminary second fiscal quarter results.

The Company has now completed this analysis of its shipping terms and, as a result, will record an adjustment in its second quarter to reflect in-transit time for its sales to U.S. customers and international distributors. The Company's analysis indicated that the transit time to U.S. customers was two business days and the average transit time to international distributors was seven days for air and truck shipments and 55 days for ocean vessel shipments. Accordingly, the Company has made the following reductions to its second quarter operating results to reflect the change in its accounting for shipping terms:

          o    net sales and accounts receivable by $4.3 million;
          o    gross profit by $2.2 million;
          o    net income by $1.5 million; and
          o    diluted earnings per share by $0.03.

The Company's inventory for the quarter was increased by $2.1 million because of this adjustment. The Company has concluded that these adjustments do not require it to restatement its financial statements for any prior periods.

The combination and timing of the shipping terms issue and the Board's decision to discontinue the LionHeart program have resulted in the Company requiring additional time to ensure that its accounting treatment and related disclosures for each of these matters are appropriate. The Company expects to file the Form 10-Q within the applicable time period specified in SEC Rule 12b-25.

PART IV - OTHER INFORMATION

1) Name and telephone number of person to contact in regard to this notification:

     Frederick J. Hirt          (610)                478-3117
     ------------------         --------------       --------------------------
     (Name)                     (Area Code)          (Telephone Number)

2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

        [X] Yes       [ ] No

3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        [ ] Yes       [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            ARROW INTERNATIONAL, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 12, 2005       By:  /s/ Frederick J. Hirt
--------------------            ------------------------------------------------
                                Frederick J. Hirt
                                Chief Financial Officer
                                and Senior Vice President
                                of Finance (Principal Financial Officer
                                and Chief Accounting Officer)


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